Exhibit 99.3

November 17, 2019

“Bezeq” - The Israel Telecommunication Corp. Ltd.

Quarterly report for period ended
September 30, 2019

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Directors’ Report on the State of the Company’s Affairs for the period ended September 30, 2019

Interim Financial Statements as at September 30, 2019

Quarterly report on the effectiveness of internal control over financial reporting and disclosure for the period ended September 30, 2019

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2018 (“Periodic Report”) of
“Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”)

1.	General development of the Group’s business

Section 1.1 - Group activities and business development

Section 1.1.2 - Control of the Company

On proposals to purchase shares of Internet Gold and B Communications (BCOM)- based on the reports of these companies, in April and May 2019, two proposals were received from Searchlight Group and Zeevi Group for the purchase of shares of BCOM. Subsequently, on August 8, 2019, BCOM updated the Company that further to the signing of a binding agreement with Searchlight and a company controlled by the Fuhrer family for the purchase of the shares of Internet Gold-Golden Lines Ltd. in BCOM and an investment in BCOM on June 24, 2019, all the approvals required by BCOM and its parent company, Internet Gold-Golden Lines Ltd., for this transaction have been obtained. Subsequently, on August 18, 2019, the court’s approval was received for the creditors’ arrangement in connection with the transaction and on November 11, 2019, approval was received from the Ministry of Communications together with a control permit for the transaction.2 According to an update from BCOM, the target date for completion of the transaction is set for December 2, 2019. On this matter, see also Immediate Reports filed by the Company on April 8, 2019, April 10, 2019, April 17, 2019, April 19, 2019, May 2, 2019, May 14, 2019, May 20, 2019, June 12, 2019, June 23, 2019, June 24, 2019, July 29, 2019, August 8, 2019, August 18, 2019, October 6, 2019, October 22, 2019, November 3, 2019, November 11, 2019 and November 12, 2019, included here by way of reference.

Section 1.1.4 - Mergers, acquisitions and structural changes

On a request by each of the subsidiaries Pelephone, Bezeq International and DBS, to obtain approval from the Ministry of Communications for a change in corporate structure, whereby all the operations and assets of each of the subsidiaries would be transferred to a separate limited partnership, wholly owned by the Company - on September 25, 2019, notice was received from the Ministry of Communications that the request is being studied by the professional entities in the Ministry of Communications.

Section 1.1.5 - Investigation by the Securities Authority and Israel Police

On September 1, 2019, the Taxation and Economic Division of the State Prosecutor’s office issued a press release (“the Announcement”) announcing that it had informed the former controlling shareholder of Bezeq Group, Mr. Shaul Elovitch, and other senior executives in the Company and in DBS in the relevant period, including Mr. Or Elovitch, Mr. Amikam Shorer, Ms. Linor Yochelman, and the CEO of DBS Mr. Ron Eilon, that it is considering filing charges against them subject to a hearing, on suspicion of crimes of serious fraud, breach of trust, and reporting offenses under the Securities Law. According to the Announcement, the hearing letter refers to suspicions in various cases, including impairing the work of the Company’s Independent Board Committee that was handling the acquisition of DBS shares by the Company, fraud related to receiving rewards in the acquisition of DBS shares by the Company, and prejudicing the work of the Company’s Independent Board Committee that dealt with the contractual relations of DBS with Spacecom Ltd. Hearing letters were also sent to a number of companies in the Eurocom Group, of which Shaul and Or Elovitch were part and acted in their interests as part of the suspicions ascribed to them. A hearing letter was also sent to Spacecom.

Additionally, according to the Announcement, the State Prosecutor informed the Company’s former CEO, Ms. Stella Handler, and a former advisor to Bezeq Group, that it is considering bringing charges against them, subject to a hearing, for crimes of fraud and breach of trust in their dealings with the former Director General of the Ministry of Communications, Mr. Shlomo Filber. In this context, Handler is also suspected of reporting offenses under the Securities Law and of obstruction of justice. Furthermore, according to the Announcement, Stella Handler and Shaul Elovitch are also accused of reporting offenses under the Securities Law and of obstruction of justice.

As noted in the Company’s Periodic Report for 2018, the Company does not have complete information about the investigations, their content, or the material and evidence in the possession of the statutory authorities on this matter (even after receipt of the aforementioned Announcement). Accordingly, the Company is unable to assess the effects of the investigations, their findings and impact on the Company and its financial reports

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company’s periodic report for the year 2018 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.
[2]	Concurrently, on the same day, the subsidiaries Pelephone, Bezeq International and DBS, as license holders in Bezeq Group, received approval from the Ministry of Communications for the transfer of control as well as indirect means of control.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company’s operations as a domestic carrier)

	Q3 2019		Q2 2019		Q1 2019		Q4 2018	Q3 2018		Q2 2018		Q1 2018
Revenues (NIS million)	1,025		1,020		1,043		1,026	1,043		1,064		1,063
Operating profit (NIS million)	440		875		531		(87)	451		387		473
Depreciation and amortization (NIS million)	225		204		207		217	218		211		204
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	665		1,079		738		130	669		598		677
Net profit (NIS million)	175		562		321		(155)	257		202		263
Cash flow from current activities (NIS million)	484		416		471		600	583		507		516
Payments for investments in property, plant & equipment, intangible assets and other investments (NIS million)	145	*	333	*	210		225	233	*	313	*	205
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	14		340	**	39	**	270 **	8		(58	)**	7
Payments for leases	25		27		34		9	28		29		33
Free cash flow (NIS million)(2)	328	***	396	***	266	***	636 ***	330		107	***	285
Number of active subscriber lines at the end of the period (in thousands)(3)	1,743		1,768		1,792		1,818	1,843		1,865		1,889
Average monthly revenue per line (NIS) (ARPL)(4)	49		49		50		51	51		52		53
Number of outgoing use minutes (million)	888		865		926		989	960		1,010		1,055
Number of incoming use minutes (million)	1,134		1,056		1,090		1,160	1,125		1,151		1,191
Total number of internet lines at the end of the period (thousands)(7)	1,589		1,613		1,635		1,656	1,663		1,662		1,653
The number of which provided as wholesale internet lines at the end of the period (thousands)(7)	601		612		624		626	617		600		574
Average monthly revenue per Internet subscriber (NIS) - retail (ARPU)	98		97		96		96	93		93		92
Average bundle speed per Internet subscriber - retail (Mbps)(5)	66.2		64.0		61.5		59.1	57.4		55.4		53.5
Telephony churn rate (6)	3.0%		2.7%		3.0%		3.1%	2.7%		2.8%		3.0%

(1)	EBITDA (Earnings before interest, taxes, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company’s area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company’s activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies. The Company’s EBITDA is calculated as operating profit before depreciation, amortization and ongoing losses from the impairment of property, plant and equipment and intangible assets. Commencing January 1, 2019, and to reasonably present economic activity, the Company presents ongoing losses from the impairment of property, plant and equipment and intangible assets in DBS and Walla under the item depreciation and amortization, and ongoing losses from the impairment of broadcasting rights under the item operational and general expenses (in the Income Statement). On this matter, see Notes 3.1 and 5 to the Company’s consolidated financial statements for the period ended September 30, 2019.
(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from current activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net, and from 2018, with the application of IFRS 16, payments for leases are also deducted. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important indication of liquidity that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.
(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (not including a subscriber who neglected to pay his debt to the Company on time in (roughly) the first three months of the collection process).
(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.
(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.
(6)	The number of telephony subscribers (gross) who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.
(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.
(*)	In Q2 2018 - including permit fee payments in the amount of NIS 112 million (75% of the requirement) for the sale of the Sakia property. In Q3 2018 - including payment of purchase tax in the amount of NIS 9 million. In Q2 2019 - including payment of a betterment levy in the amount of NIS 149 million on the sale of the Sakia property. In Q3 2019 - including an amount of NIS 75 million received in respect of the betterment levy.
(**)	In Q2 2018 - Betterment tax paid on the sale of the Sakia property was recorded as a reduction of amounts received from the sale of property, plant and equipment in the amount of NIS 80 million; in Q4 2018 - including proceeds of the Sakia sale in the amount of NIS 155 million; in Q1 2019 - including proceeds of the Sakia sale in the amount of NIS 5 million, as well as a refund of Betterment tax that was received in the amount of NIS 5 million. In Q2 2019 - including the proceeds of the Sakia sale in the amount of NIS 323 million.
(***)	See the information in (*) and (**).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

B.	Pelephone

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenue from services (NIS million)	446	430	417	437	449	438	431
Revenue from the sale of terminal equipment (NIS million)	166	140	161	181	155	164	188
Total revenue (NIS million)	612	570	578	618	604	602	619
Operating profit (loss) (NIS million)	16	(8)	(10)	(4)	(2)	2	2
Depreciation and amortization (NIS million)	157	156	157	177	161	159	158
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	173	148	147	173	159	161	160
Net profit (NIS million)	18	2	2	2	6	7	9
Cash flow from current activities (NIS million)	200	136	195	156	194	181	239
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	72	82	63	78	69	90	69
Payments for leases	76	46	69	70	64	50	75
Free cash flow (NIS million)(1)	52	8	63	8	61	41	95
Number of postpaid subscribers at the end of the period (thousand)(2) (5)	1,895	1,866	1,842	1,831	1,817	1,800	1,760
Number of prepaid subscribers at the end of the period (thousand)(2) (5)	415	397	382	374	368	801	786
Number of subscribers at the end of the period)(2)	2,310	2,263	2,224	2,205	2,185	2,601	2,546
Average monthly revenue per subscriber (NIS) (ARPU)(3)	65	64	63	66	68	57	57
Churn rate(4)	7.3%	7.5%	8.6%	9.0%	9.1%	7.3%	8.0%

(1)	On the definition of EBITDA (Earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network and excluding IOT subscribers from Q3 2018), and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, or has performed no surfing activity on his phone or has not paid for Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. Notably, a customer may have more than one subscriber number (“line”). On the change in the definition of subscribers from Q3 2018, see comment (5) below.
(3)	Average monthly revenue per subscriber (postpaid and prepaid). The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone’s network, repair services and extended warranty in the period, by the average number of active subscribers in the same period. On the effect of the change in the definition of a subscriber from Q3 2018 on the ARPU index, see comment (5) below.
(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company’s services and subscribers who became inactive during the period, to the average number of active subscribers during the period. On the effect of the change in the definition of a subscriber from Q3 2018 on the churn rate, see comment (5) below.
(5)	From Q3 2018, Pelephone updated the definition of an active subscriber so that its subscriber listing will no longer include IOT subscribers, and it added a separate comment for prepaid subscribers so that a prepaid subscriber will be included in the list of active subscribers from the date on which the subscriber loaded his device, and it will be removed from the list of active subscribers if no outgoing calls were made for six months or more. As a result of this change, at the beginning of Q3 2018, 426,000 prepaid subscribers and about two thousand IOT subscribers were written off Pelephone’s subscriber listings. This led to an increase of NIS 11 in the ARPU index and an increase of 1.5% in the churn rate in Q3 2018.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

C.	Bezeq International

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Revenues (NIS million)	329	339	341	370	333	336	352
Operating profit (NIS million)	(20)	18	34	21	31	30	34
Depreciation and amortization (NIS million)	47	46	46	60	46	45	43
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	27	64	80	81	77	75	77
Net profit (NIS million)	(18)	10	25	13	20	20	24
Cash flow from current activities (NIS million)	64	48	56	106	73	54	67
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)(2)	40	34	33	25	26	44	31
Payments for leases	8	8	8	9	9	9	9
Free cash flow (NIS million)(1)	16	6	15	72	38	1	27
Churn rate(3)	7.1%	6.2%	6.6%	7.7%	5.8%	6.0%	6.0%

(1)	On the definition of EBITDA (earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	The item also includes long-term investments in assets.
(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q3 2019	Q2 2019	Q1 2019	Q4 2018		Q3 2018	Q2 2018	Q1 2018
Revenues (NIS million)	334	337	343	356		367	375	375
Operating profit (loss) (NIS million)	20	(24)	(45)	(1,139	)*	1	(17)	(1)
Depreciation, amortization and ongoing impairment (NIS million)	50	68	55	84		81	79	79
EBITDA (Earnings before interest, taxes, depreciation and amortization) (NIS million)(1)	70	44	10	(1,055	)*	82	62	78
Net profit (loss) (NIS million)	15	(27)	(50)	(1,137	)*	(2)	(10)	1
Cash flow from current activities (NIS million)	37	22	53	46		34	60	86
Payments for investments in property, plant & equipment, intangible assets and other investments, net (NIS million)	69	73	64	81		79	75	62
Payments for leases	8	7	8	6		9	8	8
Free cash flow (NIS million)(1)	(40)	(58)	(19)	(41)		(54)	(23)	16
Number of subscribers (at the end of the period, in thousands)(2)	558	565	568	574		584	582	580
Average monthly revenue per subscriber (ARPU) (NIS)(3)	198	198	200	206		210	215	214
Churn rate(4)	5.5%	4.9%	5.6%	5.6%		5.1%	4.7%	6.1%

(1)	On the definition of EBITDA (Earnings before interest, taxes, depreciation and amortization) and free cash flow, see comments (1) and (2) in the Bezeq Fixed Line table.
(2)	Subscriber - a single household or small business customer. In the case of a business customer that has more than a certain number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined periodically. In Q4 2018, the standardization formula was updated as a result of which the number of subscribers fell by 7,000. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of customers moving over to packages that are richer in content at a higher price.
(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers in the period.
(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.
(*)	See Note 5.2 to the Company’s financial statements for the period ended September 30, 2019 concerning impairment of assets.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.6 - Group Outlook

Following the extraordinary events in Q2 2019 (write-off of a tax asset, impairment loss in Pelephone assets and a capital gain recorded in respect of the sale of the Sakia property), and the inclusion of projected costs for the early retirement of employees in the forecast data, on August 29, 2019, the Bezeq Group revised its forecast published in this section in the Periodic Report for 2018 (“the Original Forecast”) as follows:

-	Net loss for shareholders is expected to be NIS 1.1 billion (compared with a net profit of NIS 900 million to NIS 1.0 billion in the Original Forecast.

-	EBITDA is expected to be NIS 2.9 billion (compared with NIS 3.9 billion in the Original Forecast).

-	CAPEX[3] is expected to be NIS 1.7 billion (no change compared with the Original Forecast).

The revised forecast for the Company includes the write-off of a tax asset balance for the losses in DBS of NIS 1.166 billion, an impairment loss in Pelephone of NIS 951 million, and the recording of a capital gain of NIS 403 million for the sale of the Sakia property (on these matters see, respectively, Notes 6, 5.1 and 7 to the Company’s financial statements for the period ended September 30, 2019). Furthermore, the revised forecast includes provisions for the early retirement of employees in the Company and in the subsidiaries Pelephone, Bezeq International and DBS. Notably, of the amounts forecast for early retirement, for NIS 213 million no provisions have, as yet, actually been recorded in the financial statements and it is a forecast which might not materialize).

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations, including that the forecasts also do not include the effects of the cancellation of structural separation in the Group and the merger proceedings with the subsidiaries and everything they entail (see Section 1.7.2 in the Periodic Report for 2018), if and insofar as they occur in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, on the economic situation and accordingly, the Group’s ability to implement its plans for 2019, and taking note of changes that may occur in the foregoing, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.20, 3.19, 4.14 and 5.19 in the Company’s Periodic Report for 2018 and specifically, the risk factor detailed in Section 2.20.12 of this report with respect to the impairment in the value of subsidiaries.

The Company will report, as necessary, any deviations of more/less than 10% of the amounts stated in the forecast.

On the Group’s forecast in connection with EBITDA, attention is drawn to the revised definition of EBITDA as specified in comment (1) to the table in the update to Section 1.5.4(A). As noted there, as of January 1, 2019, and in order to enable the proper presentation of economic activity, the Company presents ongoing losses from the impairment of property, plant and equipment and intangible assets in DBS and Walla under Depreciation and Amortization, and ongoing losses from the impairment of broadcasting rights under Operating and General Expenses (in the Income Statement). On this matter it is stipulated that ongoing losses from the impairment of assets will be classified under the same items in which expenses in respect of these assets were recorded in the past. The Company believes that in view of the forecast for continuing negative cash flows and negative value of activity in DBS and Walla, and in light of the fact that impairment is expected to continue in the future, this classification is more consistent with the method of presentation based on the nature of the expense and it is also more suited to understanding the Company’s business. It is further stipulated that expenses in respect of an impairment loss resulting from a one-time adjustment of the forecast for coming years, will be reclassified as Other Operating Expenses in the income statement. On this matter, see also Notes 3.1 and 5 to the Company’s financial statements for the period ended September 30, 2019.

[3]	CAPEX - payments (gross) for investment in property plant and equipment and intangible assets.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 1.7 - General environment and the influence of outside factors on the Group’s activity

Section 1.7.2 - Activities of Bezeq Group as a communications group and the structural separation restrictions

Section 1.7.2.1 - Structural separation - on a petition filed by the Company against the Ministry of Communications in the HCJ for the immediate cancellation of the structural separation in Bezeq Group - on September 19, 2019, (after several extensions) the State filed its response to the petition. The State’s response argued that the petition should be dismissed outright since the petition is premature, prior to completion of the examination of the issue of structural separation by the special professional team appointed for this purpose by the Director General of the Ministry of Communications. It was also argued that the petition should be dismissed in its own right in the absence of any grounds for judicial intervention in the matter, and that the conduct and decisions of the Ministry of Communications and of the Minister of Communications are very reasonable and are in the broad area of professional discretion granted to the Ministry of Communications in such matters; that the discretion of the Minister of Communications is not bound by the policy document concerning expansion of competition in the field of fixed-line communications - the wholesale market (which includes addressing the cancellation of the structural separation), in which it was explicitly stipulated that the development of the wholesale market and the possibility that it might harm competition or the public interest must be assessed, and this was done. It is also argued that in any case the Company has not complied with the terms and principles set out in the policy document and the provisions of the regulations set for its implementation in all matters related to the advancement and development of reform of the wholesale market. The hearing on the petition is set for January 30, 2020. On this matter, see also Note 6.2 to the Company’s financial statements for the period ended September 30, 2019.

Section 1.7.2.2 - Marketing joint service bundles with a subsidiary - on the marketing of joint service bundles of Internet infrastructure together with ISP - on April 16, 2019, the Company submitted its comments whereby the solution is to market a reverse bundle which meets the customer’s basic requirements for assurance and continuity of service, which is not limited in time and allows the customer to disconnect at any time. On this matter, it is noted that on May 26, 2019, the Company received a preliminary supervisory report on the reverse bundle, for the Company’s response. According to the information in the report, its findings show that the Company ostensibly deviated from the provisions of Section 9A of its license (“Joint Service Bundle”) and the regulations prescribed on this subject. On June 30, 2019, the Company submitted its response to the report whereby the Company had not deviated from the aforementioned provisions.

On July 24, 2019, the Company received hearing documents from the Ministry of Communications, in part concerning a change in the marketing formula of the “reverse bundle”. According to the information in the hearing documents, the Ministry is considering changing the formula presented at the hearing on March 26, 2019, and determining, inter alia, that the Company will not be obligated to market a reverse bundle for ISPs that have accumulated over 100,000 wholesale BSA customers on the Company’s network and have also provided accessibility to over 100,000 households to their independent optical fiber infrastructure on the Company’s physical infrastructure. The Ministry will also determine that the provisions for breaking up the bundle after 12 months will be cancelled. According to the hearing, this format will enter into force after the launch of the Company’s fiber project and a reasonable possibility will be provided to purchase the BSA service on the fiber network. On this matter, see also the Company’s Immediate Report dated July 25, 2019, included here by way of reference. The Company submitted its comments on the hearing on September 8, 2019 in which it made clear that there is no reason to make the necessary change in the format of the bundle conditional on the launching of the Company’s fiber project.

Section 1.7.4 - Additional regulatory aspects relevant to the entire Group or several Group companies

On September 9, 2019, the Ministry of Communications published a hearing of a draft Ministry policy relating to millimeter waves (extremely high frequency - EHF) addressing application of the use of frequencies that enable the use of millimeter wave technology, in two key areas: (1) V-Band on 57-66 GHz frequencies - without any need for a license, and (2) E-Band which on certain frequencies will remain in place and will be licensed, in order to meet the current needs of communications providers, while for other frequencies will be under a new regime of “simple permits”, allowing the Ministry to monitor and control use in that area, without the need for a license. On September 24, 2019, the Company submitted its comments as well as several questions for clarification, and it stated that regulation of the use of this technology cannot be detached from the general regulations, and that the use of this technology will be permitted only for those who hold an appropriate license for communications service providers

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Subsection 1.7.4.4(B) - On a hearing concerning the Ipv6 protocol (Internet addresses) - on July 3, 2019, the Ministry of Communications published a decision on the hearing in which the transition to Ipv6 protocol will take place in accordance with the defined milestones. For the Company (as the holder of a domestic carrier license) and for the owners of Internet access licenses, it was determined, among other things, that within 12 months of date of the amendment of the license, a license holder will adapt the network and its components to fully support the Ipv6 protocol and in a manner that provides access for subscribers to the Ipv6 Internet protocol service from all terminal equipment that supports Ipv6 protocol; license holders will voluntarily transfer existing and new subscribers with terminal equipment that supports Ipv6 to addresses on Ipv6 protocol. The subscribers will be transferred according to milestones so that up to 24 months from the date of the amendment, 50% of the subscribers will be transferred, up to 36 months - 75% and up to 48 months - 100% (excluding - as noted in a footnote - subscribers in possession of private terminal equipment that does not support the Ipv6 protocol and have decided not to replace it, provided that the license holder signs them on a waiver). With respect to the holders of cellular licenses (such as Pelephone), it was determined that the voluntary transfer will reach 100% within 24 months.

Section 1.7.4.6 - Enforcement and financial sanctions - on April 17, 2019, a new request for information under the Consumer Protection Law was sent to the Company, stating that the Consumer Protection and Fair Trade Authority is conducting an investigation against the Company on suspicion of violation of the Consumer Protection Law, including a suspected breach on the subject of misleading consumers when a transaction is performed and the non-cancellation of transactions according to the law. The Company submitted the requested information to the Consumer Protection Authority.

Section 1.8 - Bezeq Group’s business strategy

During the first half of 2019, the Board of Directors continued to review, implement and update the Group’s business strategy which includes various streamlining processes and organizational changes. This, in part, against the ongoing decline in revenues in the domestic fixed-line sector, including a continuing decline in revenues from fixed-line telephony services and retail Internet services, as well as lower revenues in the quarter from wholesale Internet services (see update to Section 1.5.4), and the estimate is that if the streamlining measures are not implemented, the decline in the Group’s profitability will continue in forthcoming years. To address this ongoing trend, the Group companies have introduced various streamlining measures and in this context the Board of Directors granted approval to the Company and the subsidiaries Pelephone, Bezeq International and DBS to take action to implement such measures.

Additionally, further to the foregoing, in October 2019, the Company’s Board of Directors approved a vision and strategy for Bezeq Group based on the principles it had previously approved, as follows:

The Group’s vision -

Bezeq Group will lead Israel’s telecommunications market, provide the entire range of telecommunications products and services for the private and business markets and will strive to consistently improve its operating performance.

The Group’s strategy -

-	To lead the telecommunications market through the ownership and operation of advanced, top notch infrastructures and provide outstanding service, while complying fully with regulatory limitations.

-	To meet the technology, business and service-oriented needs for all telecommunications requirements (separately and in bundles) of the Company’s customers.

-	To focus exclusively on Israel’s domestic market.

-	To emphasize the Group’s profitability in the medium term, rather than market share, as a strategic goal.

-	To strive for financial stability and improved aggregate performance while continually streamlining operations and taking calculated risks.

-	Until structural separation is removed, the Group will work in two channels.

The estimates detailed in this section are forward-looking information which might be affected by various factors, including future changes in the Israeli market in general and in the communications market in particular, strategic and other measures that the Company and its subsidiaries might introduce, regulatory changes, changes in the Company’s competitive status, etc. Furthermore, the foregoing could be affected by the materialization of any of the risk factors listed in Sections 2.20, 3.19, 4.14 and 5.19 in Chapter A of the Periodic Report for 2018 and in this report.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

2.	Bezeq (“the Company”) - Domestic Fixed-Line Communications

Section 2.6.3 - Internet infrastructure segment

According to publications in the media, on May 13, 2019, HOT announced that it is starting to market a 500 Mbs high-speed Internet service.

Subsection 2.6.3.1 - To the best of the Company’s knowledge, on July 28, 2019, the Ministry of Communications adopted the recommendations of the advisory committee at that date concerning application of the universal deployment obligation on HOT. According to the committee’s recommendations and the Minister’s decision, HOT will be compelled to provide its services in areas without infrastructure based on a technology neutral format, i.e. without being under obligation to deploy physical infrastructure, but it will be permitted to make immediate use of any cellular network to provide its services at download speeds of 12/30 Mbps. The adopted recommendations also prescribed milestones for upgrading the network for the alternative cellular network, minimum service quality and reporting obligations.

Section 2.6.5 - Competition from IBC and other competing companies

To the best of the Company’s knowledge, the acquisition of IBC by Cellcom and another investor (Israel Infrastructures Fund) was completed on July 31, 2019.

Section 2.6.6 - The Company’s deployment and ways of coping with the intensifying competition

Subsection 2.6.6.7 on the Company’s new router, Be - at the end of Q3 2019, the number of Company customers using the Be router is 272,000 (approximately 27.5% of the Company’s retail Internet customers).

Section 2.7.2 – Infrastructure and domestic fixed-line communications equipment

Following are several clarifications concerning deployment of optical fibers by the Company - the main advantage of optical fiber over copper is the possibility of transmitting higher speeds. There are also operating advantages which are insignificant compared with this advantage. The reason for the Company’s decision to freeze the fiber deployment is that there is no economic justification for the Company to launch the service in view of the major investments entailed in completing the deployment and operating the service on the one hand, and absence of the certainty necessary to pursue a business plan that is economically sustainable on the other. At this time, the deployment of fibers by the Company’s competitors is intensifying competition in the areas of deployment with a negative impact on the Company. Nevertheless, the Company believes that due to its operational advantages, and principally the access to skilled, professional manpower, in the medium and long term its technological superiority will be maintained. The Company believes that at this point in time, placing the deployment on hold does not affect the Company’s compliance with the regulations, which are currently under review by the Minister of Communications (see below the update to the call for public comments). The Company believes that from such time as a decision is made to launch services based on the fiber network, it will be possible to reach significant cover4 of more than 50% of households in Israel within a period of 4-5 years.

The estimates detailed above are forward-looking information based on the Company’s assumptions and expectations the materialization of which is uncertain. The information might be affected by various factors, including the Company’s future capabilities, changes in technology, regulatory decisions, etc. or the materialization of any of the risk factors detailed in Sections 2.20, 3.19, 4.14 and 5.19 of the 2018 Periodic Report.

Call for public comments by the Ministry of Communications concerning the policy for the deployment of ultra-wide bandwidth infrastructure in Israel –

On April 8, 2019, the Company submitted its comments on the secondary call for public comments, in which it stated that this issue cannot be based on the application of a universal obligation that is not economically viable. The Company set out principles for a dynamic regulatory mechanism the application of which will facilitate and encourage large-scale deployment of ultra-high-speed Internet infrastructures on the basis of business considerations and economic feasibility, rather than coercion.

[4]	The percentage of households that are able to receive ultra-high-speed Internet service based on advanced technologies within a reasonable period given that suitable infrastructure is available in close proximity to them.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

On November 5, 2019, the Ministry of Communications issued for public comment the recommendations of the inter-ministerial team which was appointed to examine the policy of deployment of fixed-line ultra-broadband infrastructures in Israel. According to the recommendations of the inter-ministerial team, the key regulations recommended by the team are as follows:

“A.	Bezeq will be able to choose the statistical areas in which it will deploy and operate optical fiber networks to all households in those areas. Notice of the areas selected must be submitted to the Ministry of Communications by the specified date and this will be written into the regulations that will obligate Bezeq. Deployment in these areas must be completed within five years.

B.	To finance deployment of an optical fiber network in the statistical areas in which Bezeq announced that it will not deploy an optical fiber network (“the Incentive Areas”), a fund will be established to provide financial incentives for deployment of an optical fiber network to all households in the area (“the Universal Fund”, “the Fund”). The Fund will allocate money through tenders with minimal state intervention in the allocation process, in order to avoid introducing considerations that are not relevant to the decision-making processes of the companies operating in the market and so as not to infringe upon the effectiveness of allocation of the resources. The winners of the tender bids for the allocation of the Fund’s monies and the order of deployment in the Incentive Areas will be determined on the basis of the lowest offers for deployment per household in the areas in which the optical fiber network is to be deployed.

C.	The Universal Fund will be financed by annual payments made by license holders under the Communications (Bezeq and Broadcasts) Law, 1982 (“the Law” or “the Communications Law”) (including Bezeq) of 0.5% of their annual revenues.

E.	To encourage Bezeq to undertake a wide deployment and limit the Incentive Areas, and to reduce the deployment costs in the Incentive Areas and create a high level of competition, the team recommends:

1.	To establish limitations on Bezeq’s deployment in the Incentive Areas.

2.	Bezeq will not be able to compete in the tenders for the allocation of monies from the Universal Fund.

3.	The cost of use of Bezeq’s physical infrastructures in the Incentive Areas will be set using a different method of calculation than set out in the regulations for the wholesale market and as a result will be significantly lower.

4.	Winners of the tender for deployment in the Incentive Areas will be obligated to provide BSA service to other license holders.

The team was also of the opinion that the examination should be continued regarding the deployment obligation of HOT as part of an additional expert opinion, in accordance with developments in the HOT network and to adjust the HOT deployment obligation, taking note of the advantages of its existing infrastructure and scope of the deployment of its passive network.

The team believes that implementation of the above regulations will, in the short term, lead to wide deployment of a fiber optic network, and within a reasonable time to a nationwide deployment of a fiber optic network. This will place Israel on the international forefront of fixed-line communications networks, at the same time encouraging and continuing the development of competition in the market, which will impact the quality of the networks, the quality of products and services as well as the price to the consumer.

The team’s recommendations will be submitted to the Communications Officer in the Civil Administration in order to promote similar regulations in the Judea and Samaria region for which it is responsible. Notably, in order to implement the recommendations, amendments to the regulations - legislation, secondary legislation and licenses - will be necessary for providing the Ministry of Communications (and as necessary also the Finance Ministry) with the proper authority and establishing rules to apply to the companies.”

Pursuant to the Ministry of Communications announcement, the public has been asked to submit its comments on the information, analysis and recommendations of the inter-ministerial team by November 25, 2019. The Company is studying the recommendations of the inter-ministerial team and it intends to submit its comments to the Ministry of Communications. Following is the link to the publication of the recommendations of the inter-ministerial team on the Ministry’s website: https://www.gov.il/he/departments/publications/Call_for_bids/05112019.

On this matter, see also an Immediate Report of the Company dated November 6, 2019, included here by way of reference.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

On July 24, 2019, the Company received hearing documents from the Ministry of Communications, inter alia on the subject of determining a maximum tariff for access to ultra-wide bandwidth managed on the Company’s fiber network. According to the Ministry, the hearing on this subject is part of the comprehensive fiber plan being formulated by the Ministry. The key recommendations are, among others, as follows: recommendation for setting a maximum tariff for BSA service over fiber - the maximum recommended tariff, including installation and repair of faults, for accessibility service and data transfer on the core network at a maximum broadband speed of 400 Mbps will be NIS 71 per line per month (excluding VAT); and for this service at a maximum broadband speed of 1,000 Mbps - the maximum tariff will be NIS 85 per line per month (excluding VAT). The broadband speed is calculated in the hearing documents as the total of the upload rate and download rate. The maximum broadband speed will have a different breakdown between the download and upload rates, based on the decision of the service provider using the BSA service over fiber, and it will be limited to an upload rate of 50% of the download rate. According to the hearing documents, the maximum tariff is temporary and will be applicable immediately upon provision of the service. This tariff will remain in force until a tariff is set by the Company in accordance with the regulatory guidelines to be adopted following publication of the fiber plan. It is stipulated that the Company does not currently operate an optical fiber network that reaches the homes of private customers and that provision of the BSA service will only be possible when such a network has been established, if it is established. The Company submitted its comments on the hearing on September 8, 2019, in which it stated that corrections should be made to the factual assumptions used for calculating the service tariffs proposed by the Ministry, for which the derived tariffs are much lower than they should be. The Company further stated that there is no logic or foundation to the determination that the installation prices are part of the service price and also that a basic condition for providing the service is that infrastructure is already in place in the NEP section that the end customer or the service provider has the right to use. This right is not part of the proposed regulations. The Company also noted that instead of the temporary tariff, it should be determined that from the outset tariffs for wholesale service on optical fiber will be set by the Company based on generally accepted Economic Replicability Tests around the world..

On August 4, 2019, the Company received hearing documents from the Ministry of Communications concerning a standard tariff for fiber based Internet services (FTTP). According to the hearing documents, this is a further layer of the regulations that will apply to the provision of fiber-based Internet services, whereby the Ministry is considering to determine that the provision of FTTP services by service providers (who do not have a deployment obligation) cannot discriminate against subscribers based on the type of infrastructure they are using, including if the infrastructure belongs to the service provider or to another infrastructure owner or other party. The Company submitted its comments on the hearing on September 8, 2019, and stated that it is extremely important that effective enforcement mechanisms should be in place, including significant sanctions for breach of the regulations, effectively maintaining the proposed model, and that discrimination should be prohibited, whether regarding different tariffs or in kind.

On this matter, see also Immediate Reports of the Company dated July 25, 2019 and August 5, 2019, included here by way of reference.

Section 2.7.4 – Real estate

Sakia property - On May 5, 2019, the transaction was completed and the entire outstanding consideration, in the amount of NIS 377 million (including VAT), for the sale of the property was received. Upon receipt of the outstanding payment, the Company paid half of the betterment levy in the amount of NIS 75 million, and it provided a bank guarantee for the other half of the levy, without this derogating from and/or prejudicing the steps taken and/or to be taken by the Company to cancel or reduce this levy. The Company recorded a capital gain of NIS 403 million in its financial statements for Q2 2019. The capital gain that was recorded is based on the Company’s assessment and in practice it could change. On this matter, see also Note 7 to the Company’s financial statements for the period ended September 30, 2019.

Section 2.9.3 - Early retirement plans

On November 6, 2019, as part of the implementation of its streamlining plan, the Board of Directors of the Company approved the retirement of 140 permanent employees (tenured and new permanent employees) and termination of the employment of an additional 60 employees with flexible employment status, at a total cost of NIS 143 million. This retirement is in addition to the retirement plan for employees (including transferred employees) based on previous decisions of the Board of Directors for which the Company has already recognized a liability. On this matter, see also Note 9.3 to the Company’s financial statements for the period ended September 30, 2019.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 2.9.5 - Officers and senior management in the Company

In the matter of compensation for attendance and annual compensation payable to directors serving in the Company and its subsidiaries (hereinafter together - “Directors Compensation”) - pursuant to changes in the data for the equity of the Company and some of its subsidiaries, as they appear in their 2018 audited balance sheet, changes were made in the Directors Compensation, in accordance with the Companies (Rules for the Compensation and Expenses of External Directors) Regulations, 2000, and a resolution passed by a general meeting of the Company’s shareholders on September 17, 2018.

On May 3, 2019, the Chairman of the Board, Mr. Shlomo Rodav, informed the Company of his request and of a request from the Israel Lighterage & Supply Co. Ltd. (“Mr. Rodav” and “Lighterage”, respectively), a private company in which Mr. Rodav holds 50% of the means of control and through which Mr. Rodav provides the Company with services as Chairman of the Board, in accordance with the management agreement between Lighterage and the Company, to reduce the management fees to which Lighterage is entitled under the aforesaid agreement by 20% for the whole of 2019 (in other words - retroactively from the payment in respect of January 2019). For additional information about the management agreement, see an Immediate Report of the Company dated August 12, 2018, included here by way of reference, and Section 7D in Chapter D (Additional Information about the Company) in the Company’s Periodic Report for 2018. Furthermore, on May 29, 2019, the director Mr. Ami Barlev, announced that he will forgo his entitlement to any compensation payable to him for serving as a director in the Company, effective from June 1, 2019 until further notice. Subsequently, Mr. Barlev announced that he once again wishes to receive the compensation for serving as a director from September 3, 2019 and accordingly the compensation is paid to him from this date.

On the convening of a special general meeting of the Company’s shareholders to re-approve the compensation policy for the Company’s senior officers - on May 23, 2019, the general meeting affirmed the compensation policy in accordance with Section 267A of the Companies Law, including updating the policy, for three years, commencing January 1, 2019, as specified in the Company’s Supplementary Immediate Report dated May 15, 2019 on convening the meeting, included here by way of reference.

On November 17, 2019, the Company’s Board of Directors approved and made a recommendation to the general meeting of the Company’s shareholders (to be convened for this purpose) to approve an amendment to the liability notes for indemnity and exemption which are granted to the Company’s senior executives and directors serving the Company and/or who may serve the Company from time to time (including those who are part of the controlling shareholder and/or his relatives and/or office holders in companies owned by the controlling shareholder). According to the proposed amendment, instead of cumulative indemnity which is limited to 25% of the Company’s equity based on its last financial statements published prior to actually granting the indemnity (“the Maximum Indemnity”), the Maximum Indemnity will be limited to an amount that does not exceed 25% of the Company’s equity according to its last financial statements published prior to actually granting the indemnity or to NIS 400 million, whichever is higher. This amendment will apply retroactively from the date on which the Company’s equity became negative, namely from June 30, 2019 and thereafter. The Board of Directors also approved and recommended to the general meeting of the Company’s shareholders to approve an amendment respectively of the relevant clause on this matter in the Company’s articles of association and in the compensation policy for its senior executives.

Section 2.9.6 - Labor disputes

On notice of a strike or stoppage received by the Company on January 23, 2019 - the parties are negotiating, and subsequent to joint motions that were filed in the court, the hearings that were due to take place in the case were postponed and the Company must give notice by December 6, 2019 of an application regarding further proceedings.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

Section 2.13 - Financing

Section 2.13.4 – Credit received in the Reporting Period; and Section 2.13.5 - Company debentures

In June - September 2019, the Company raised debt in the amount of NIS 800 million by means of private loans from a financial institution and a bank with an average duration of 6.8 years and fixed shekel interest at an average rate of 3.5%. The terms of the loans are similar to other loans taken by the Company, as set out in Note 15.3 of the 2018 financial statements.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

In July 2019, the Company completed a private placement of debentures (Series 11 and 12) (“the Debentures”) to institutional investors, as follows: 427,891,000 debentures (Series 11) with a par value of NIS 1 each, unlinked, at an interest rate of 3.6% and an average duration of 7.7 years, and 461,740,000 debentures (Series 12) with a par value of NIS 1 each, of the Company, CPI-linked and bearing interest at a rate of 2.1% with an average duration of 8.25 years. The total consideration received by the Company for this placement (gross) is NIS 890 million. The Debentures were listed for trading on the TASE’s TACT (Tel Aviv Continuous Institutional Trading System). The Company intends to register the debentures for trading on the stock exchange, subject to the statutory provisions, to publish a prospectus and to obtain the necessary permits. In the event of registration for trading of the Debentures on the TASE’s main list, the interest rate that will be paid for the balance of the principal of the Debentures from the date of registration on the TASE main list, will be reduced by 0.4%. The terms of the Debentures are similar to the terms of the Debentures from the existing series of the Company (Series 6, 7, 9, and 10), as set out in Note 15.3 to the 2018 financial statements. The proceeds of the placement will be used to refinance the Company’s debt. On this matter, see the Company’s Immediate Reports dated June 23, 2019 and July 10, 2019 (results of an institutional tender, summary of the conditions of the debentures and trust deeds), included here by way of reference.

In September 2019, the Company made early repayment of Series 7 Debentures of the Company in the amount of NIS 444 million par value, as part of a tender offer according to a specification at a price of 101.50 agorot for each NIS 1 par value debenture. In this matter see Immediate Reports of the Company dated September 4, 2019, and September 9, 2019, included in this report by way of reference.

Section 2.13.6 - Credit rating

On April 8, 2019, Midroog Ltd. (“Midroog”) affirmed an Aa2.il rating for the Company’s debentures (Series 6, 7, 9, and 10) and it changed the rating outlook from stable to negative; on May 7, 2019, S&P Global Rating Maalot Ltd. (“Maalot”) affirmed the Company’s ilAA rating with a negative rating outlook. On these and on the aforementioned rating reports, see Immediate Reports of the Company dated April 8, 2019 (Midroog) and May 7, 2019 (Maalot).

In connection with a private placement of debentures (Series 11 and 12) of the Company (see update to Sections 2.13.4-2.13.5) - on July 10, 2019, Midroog determined the same rating (Aa2.il with a negative outlook) and Maalot also determined the same rating (ilAA, negative rating outlook) for the placement of new debentures of the Company (Series 11 and 12) with a scope of up to NIS 1 billion. On these matters and on the aforementioned rating reports, see immediate reports of the Company dated June 25, 2019 and July 10, 2019 concerning rating reports issued by Midroog and Maalot.

Furthermore, on August 6, 2019, Midroog published an issuer’s comment in connection with the Company’s debentures (Series 6, 7, 9, 10, 11 and 12) and left unchanged the Aa2.il rating, negative outlook, for these debentures. On this, see also an Immediate Report of the Company dated August 6, 2019.

On August 12, 2019, Maalot announced a downgrade of the rating for the Company and its subsidiaries and it issued a rating of ilAA-, negative outlook, for the Company’s debentures. On this, see also an Immediate Report of the Company dated August 12, 2019.

On this matter, see also Section 3 of the Directors Report.

Section 2.13.7 - the Company’s assessment for raising financing in 2019 and possible sources

On a resolution passed by the Company’s Board of Directors on March 27, 2019 concerning the filing of an application for permission to publish a supplementary prospectus based on its financial statements at December 31, 2018 - in view of the fact that discussions with the ISA in the context of the draft prospectus have not been completed, the application for permission is to publish a supplementary prospectus which will be based on the Company’s financial statements at a later date, after discussions with the ISA have been concluded. At this stage, as set out in the update to Sections 2.13.4-2.13.5, the Company made a private placement of debentures and it intends to register the debentures for trading on the stock exchange, subject to the statutory provisions, to publish a prospectus and to obtain the necessary permits.

On the convening of a general meeting from March 28, 2019, for which the agenda includes approval for increasing the Company’s registered capital as a preliminary step towards raising potential capital through a rights issue - on April 8, 2019, the Company’s Board of Directors resolved, in view of discussions with shareholders that were held on the subject and as a response to their requests, that the subject of the increase in registered capital would be removed from the agenda of the general meeting.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

The Company is continuing to adjust the structure of its debt to its requirements and resources, in part by extending durations by raising long-term debt and repaying short-term debt while reducing the debt. In this context, in Q3 2019 the Company completed the early repayment of several loans from financial institutions and banks in the total amount of NIS 1.53 billion (principal). The fee paid for the early repayment was NIS 67 million. The early repayment was financed mainly by raising debt with a longer average duration over the past few months (see the update to Sections 2.13.3 and 2.13.5). Additionally, in September 2019, the Company made early repayment of Series 7 Debentures of the Company in the amount of NIS 444 million par value, as part of a tender offer as specified in the update to Section 2.13.5 above.

The following is an up-to date table of the distribution of the Company’s long-term loans (including current maturities) which includes information about debt raisings, the issuances and early repayment mentioned above in the update to Section 2.13 as well as current maturities correct to September 30, 2019:

Loan term	Source of financing	Principal amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2019
Long-term loans	Banks	1,934	Unlinked NIS	Fixed	3.96%	4.16%	3.20%-6.85%
	Non-bank sources	143	Unlinked NIS	Variable, based on annual STL rate**	1.56%	1.61%	1.56%-1.75%
	Non-bank sources	4,443	Unlinked NIS	Fixed	3.39%	3.50%	3.22%-5.25%
	Non-bank sources	3,860	CPI-linked NIS	Fixed	2.28%	2.32%	2.10%-3.70%

*	YSTL yield per year (810) – 0.162% (average for the last 5 days of trading in August 2019) for the interest period commencing September 1, 2019.

Section 2.14 - Taxation

The Company wrote off the deferred tax asset in respect of losses carried forward for tax purposes in DBS by way of a change in the estimate starting from the financial statements for Q2 2019, and this after the Company’s assessment of the probability of utilizing the Tax Asset was no longer “more likely than not”. For the purpose of assessing the probability of utilizing the Tax Asset as of June 30, 2019, the Company considered, inter alia, the absence of developments that occurred in its discussions with the authorities and government ministries, various developments in recent months and the impact of the passage of time.

On October 2, 2019, the Company received a letter from the Tax Authority extending by one year (i.e. until December 31, 2020), at the Company’s request, the validity of the taxation ruling from September 2016 (this was a preliminary approval by the Tax Authority relating to DBS losses and it determines that following the merger between the Company and DBS (which was contingent on obtaining Ministry of Communications approval for cancellation of the structural separation), DBS losses at the date of the merger would be recognized after being offset against the Company’s profits under the conditions set out in the taxation ruling and in the Company’s Immediate Report dated September 18, 2016). In that letter, the Tax Authority stipulated, among other things, that the Tax Authority reserves the full authority to cancel the approval should it transpire that from the date of signing the approval until December 31, 2019, there is a material change in the business of the Company and DBS, that extension of the validity of the taxation ruling refers only to the taxation ruling from September 15, 2016, that it does not detract from the Tax Authority’s authority not to extend by another year the validity of the taxation ruling beyond December 31, 2020, and that it should not be construed as confirmation that the companies are in compliance with the terms of the taxation ruling.

Regarding this section, see also Note 6 to the Company’s financial statements for the period ended September 30, 2019.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 2.16.1 - Control of Company tariffs

On May 19, 2019, the Ministry of Communications sent the Company a preliminary supervisory report on the subject of price quotes for transmission services. According to the supervisory report, for which the review commenced at the beginning of 2017, the Company ostensibly deviated from the provisions of its license by submitting a tender offer that includes reduced tariffs for transmission lines that were not offered transparently to all its business customers. The ministry argues that it was unaware of the discount included in these tariffs, the discount did not appear in the price lists for the transmission service submitted to the ministry in recent years, and it does not comply with the test of reasonability, under the provisions of Section 17 of the Communications Law. The ministry further stated that it seems that this practice continues to the present time for other services as well, particularly in other tenders. On June 30, 2019, the Company submitted its comments on the supervisory report stating the Company did not deviate from the provisions of its license and that, among other things, this model was reviewed by the Ministry of Communications and complies with the tests of reasonability, and that the service providers were even aware of it and used it.

Section 2.16.1.8 - Wholesale market - on May 5, 2019, the Company submitted its comments on a hearing on tariffs for the wholesale market. In its comments, the Company pointed to material errors in the calculation and the underlying assumption concerning tariffs for the BSA service and the obligation to link the tariff for a technician’s visit to a relevant index; instead, the Company proposed a dynamic mechanism which addresses the model of demand in passive service as well (instead of the current assumption relating to demand the feasibility of which is unrealistic), and it submitted its objection to imposing the tariff retroactively.

Section 2.16.4 - Wholesale market

Subsection 2.16.4.2 on BSA services - on June 10, 2019, the Company’s appeal against dismissal of the petition against the process of supervising the Company which had led to the imposition of penalties in the amount of NIS 8.5 million, was denied.

Section 2.16.8 – Economic Competition Laws

Subsection 2.16.8.7 on considering a determination by the Commissioner of the Economic Competition Authority that the Company had abused its position regarding use of the Company’s passive infrastructures - further to a hearing that took place on this matter, on September 4, 2019 the Company received a ruling (“the Ruling”) of the Competition Commissioner concerning abuse of the Company’s position in contravention of the provisions of Section 29A of the Economic Competition Law, 1988 (“the Law”) as well as a demand for payment under the provisions of Section 50H of the Law for NIS 30 million from the Company and NIS 0.5 million from the Company’s former CEO. The date for appealing the ruling was set (by agreement) for December 3, 2019 and the Company intends to file an appeal. Together with the ruling, the Company also received notice of the intention to apply a new charge by the Competition Authority in which the Commissioner is considering charging the Company with an additional financial sanction of NIS 8,285,810 for failure to respond to the demand to provide information and data and for providing misleading data, as part of a review carried out by the Competition Authority in connection with the ruling. The Company has been granted the right to argue its case in this matter by January 3, 2020, and it intends to exercise this right. On a motion to certify a class action which was filed subsequent to this ruling, see the update to Section 2.18.1.

Section 2.18 – Legal proceedings

Section 2.18.1 - Pending legal proceedings

Subsection A - On a motion to approve a class action alleging reporting omissions and the concealment of material information from the investing public - at a hearing that took place on May 22, 2019 on a motion filed by the Company for a re-hearing on the decision to certify the claim as a class action, the court proposed transferring the case for mediation but when this proposal was rejected by the plaintiff, a hearing took place on July 18, 2019 to supplement the parties arguments on the request for a re-hearing. No decision has yet been made on the request for a re-hearing.

Subsections B, H, I, K and M (stay of legal proceedings in view of the investigation by the Israel Securities Authority and Israel Police) – based on decisions of the various courts, the proceedings are stayed until October 31, 2019. At the beginning of November 2019, motions were filed in these cases for a further stay of proceedings until March 31, 2020. At this stage, on November 13, 2019, a ruling was given in relation to the proceeding in Subsection M in which the court set an internal follow-up date on April 5, 2020 and by this date the parties must give notice of where things stand.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Subsection C - on the motion from March 2018 alleging abuse of monopoly status (“Motion for Certification”), on March 28, 2019, the court ruled to stay the proceedings in the case in view of the ISA’s investigation and until any other decision is made the date for filing the response to the motion for certification was extended. The Attorney General’s representative was asked to update the court and the parties’ attorneys on this matter within 6 months from the date of the decision. Notably, in September 2019, the Claimants filed a motion to submit a new motion for certification of a class action (a motion that was filed against the Company in September 2019, further to a ruling by the Competition Commissioner from September 4, 2019, regarding abuse of the Company’s position - see description below) in the court in which this proceeding is being heard and to strike out that motion on the grounds that it is a similar, later motion. Additionally, on October 23, 2019, the Company was served with a motion by the claimants in the motion for certification to instruct an amendment to the motion for certification by adding respondents (directors and senior executives from the relevant period some of whom are currently serving in the Company) and to include additional evidence in the motion for certification. On October 30, 2019, the court gave notice that in view of its decision on the stay of proceedings in the case it does not see fit at this time to instruct that the motion to amend the motion for certification should be submitted for the Company’s response and that when the stay of proceedings in this case comes to an end, the applicants must request appropriate instructions.

Subsection D - on a motion to certify a class action against the Company, alleging that the Company deliberately restricts the broadband speed for ISPs and refrains from repairing malfunctions on this matter - on April 30, 2019, the court issued a ruling in which it approved the Plaintiffs’ abandonment of the motion for certification after reaching the conclusion that there are evidential difficulties in conducting a proceeding against the Company, and this after inspecting the documents they received from the Company and the Company’s response to the motion.

Subsection J - on a class action that was filed in the USA against B Communications Ltd., the Company’s controlling shareholder, and senior executives therein, in which DBS and officers (past and present) of DBS and the Company, were also included - on March 28, 2019, the Company received notice of a ruling issued by a US court from that same date, which accepted the applications of DBS and the senior officers (past and present) of DBS and the Company, and it dismissed the claim against them outright, due to the absence of personal jurisdiction against them.

Subsection L - on a renewed motion from April 2018 to certify an action as a class action against the Company on the subject of sending spam messages which include a link to the Company’s website, and a previous motion on the same subject from March 2015, where the Company filed a motion for permission to appeal the decision to certify it as a class action - on June 6, 2019, the Supreme Court issued a judgment in which the motion for permission to appeal and the Company’s appeal were accepted, and it was agreed that a motion for abandonment of the motion for renewed certification from April 2018 would be filed. Subsequently, on June 16, 2019, the motion to abandon this motion was accepted thus terminating both proceedings.

In September 2019, a motion was filed in the Tel Aviv District Court to certify a claim as a class action against the Company further to a ruling by the Competition Commissioner from September 4, 2019, regarding abuse of the Company’s position (on this matter, see the update to Section 2.16.8.7). The motion argues that the Company’s actions and failures as described in the ruling (blocking its competitors from passing through the Company’s infrastructure to gain access to the building section, as well as the refusal to insert cables using the continuous method and instead forcing the competitors to deploy the cables in an inferior, expensive and problematic way without real justification) caused financial loss to consumers. The definition of the group on whose behalf the class action will be filed is anyone who purchased fixed-line communications services in Israel between July 2015 and March 2018, regardless of whether or not they purchased these communication services from the Company. The Claimant estimates the total loss to the group at NIS 400 million (based on personal loss of NIS 400 per class member multiplied by one million Israeli residents who were allegedly harmed by the Company’s activity) which is a loss of the reduced tariff in the communications bundles that the group members could have enjoyed were it not for the Company’s alleged actions or failures. On a motion to submit this motion and to strike it out on the grounds that it is a similar later motion that was filed by claimants in another motion for certification of a class action, see the update to Section 2.18(C).

In September 2019, a motion was filed in the Jerusalem District Court to certify a claim as a class action against the Company and against another service provider (“the Defendants”). The motion concerns the entitlement of certain groups (such as the elderly and the disabled) to discounts on payments for essential services that the Defendants provide for them. In this context, it is argued that the Defendants do nothing to ensure that the rights of these people are protected, create difficulties for them and they do not credit them for overpayments. The definition of the groups in whose name the class action will be conducted is any person who is entitled to reduced payment to any of the Defendants but paid the full price over the 7 years preceding the filing of the motion without exercising their entitlement, and/or those who presently pay a reduced amount but have not received a retroactive refund for the differences for the entire period of their entitlement. According to the Claimant’s estimate, the amount of the class action against the Company is estimated at NIS 90 million.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

In October 2019, a motion was filed in the Haifa District Court to certify a class action against the Company and against another respondent. In the motion it is alleged that the Company is in breach of the provisions of Section 13B of the Consumer Protection Law by failing to specify in the invoice or payment notice sent to the consumer the fixed payment components for a “telephone line” and their amounts. Accordingly, it is alleged that the Company is prevented from collecting the fixed payment and it must return it to the customers who paid it. The definition of the group in whose name the class action is being made is the Company’s entire customer base that was charged a fixed fee, without specifying the fixed payment components and their amounts in the invoice or payment notice sent to them. The personal loss claimed is NIS 490 (fixed payment of NIS 35 per month multiplied by 14 months, from the date of the amendment of the Consumer Protection Law stipulated in the above provision), where the total amount of the class action is stated to exceed NIS 2.5 million (the lower limit of jurisdiction of the court in which the motion was filed).

Section 2.18.3 – Legal proceedings against an investee which is not a key operating segment (Walla)

Subsection A and D - on a motion to certify a class action against Walla from May 2018 alleging that Walla publishes “advertising-related articles” and a motion to certify a class action against Walla and against 8 respondents on the same matter action from March 2019 - in July 2019, the court instructed that Walla should be struck out as a respondent in the motion from March 2019 and that the relevant arguments in this motion should be included in the motion from May 2018. Subsequently, in October 2019, an amended motion for certification was filed for the claim from May 2018 in which several changes were made, including extending the period of the claim and the number of consumers who were exposed to the advertising, various legal grounds were added, the loss components were altered from NIS 60 million to NIS 90 million, and relief was added relating to the removal of advertising for offensive products and the removal of prohibited sensitive advertisements.

Subsection C - on a motion to certify a class action alleging that Walla gave the prime minister favorable news coverage on its website in return for regulatory benefits granted to its controlling shareholder - the Attorney General announced that he would present himself at the proceeding and further to his request on June 26, 2019, the court ordered a six-month stay of proceedings in the case.

Section 2.20 – Discussion of Risk Factors

Section 2.20.5 – Constraints concerning relations between the Company and the subsidiaries in the Bezeq Group

Concerning the Tax Asset – see the update to section 2.14.

Section 2.20.12 - Impairment of subsidiaries

Pursuant to the accounting standards, the Company prepares valuations of its subsidiaries to periodically test for impairment of goodwill and to assess periodic impairment of assets regarding which there are indications of impairment.

Taking note of the business position of the subsidiaries and the discrepancy, if there is any, between the carrying amount in the Company’s accounts and their recoverable amount as a cash-generating unit, any decline in the value of the subsidiaries’ operations could lead to the recording of an impairment loss (write-off) in the Company’s books.

Additionally, a significant change in circumstances that leads to a change in estimates could occur due to a high-intensity isolated event and/or as the result of a sequence of small changes that occur over time, which have a significant cumulative effect in the long term and/or due to a change in estimates (even on a small scale) regarding the long term. Valuations rely on assumptions which are correct at the date of the report but that might not materialize or could partially materialize and different perspectives affect, with varying intensity, the value of the measured unit, where assumptions relating to the long term have a relatively large weight compared with assumptions regarding the short term. These assumptions are sensitive to values in the representative year, to the discounting interest rate and the permanent growth rate.

On this matter, see also Note 5 to the Company’s financial statements for the period ended September 30, 2019 and Section 2.1 in the Directors Report.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

3.	Pelephone - Mobile radio-telephone (cellular telephony)

Section 3.1.8 - Structure of competition in the sector and changes occurring in it

In August 2019, Suny Cellular Communications Ltd. began to market the cellular services of Hot Mobile. Suny’s entry into this sector could affect competition in the industry.

Section 3.7.1 - Infrastructure

Section 3.7.1.4 - Network investments - Pelephone has begun to plan and prepare an outline for implementing 5G advanced data communications services. The outline is planned to be integrated with existing infrastructures and systems. The operation of these advanced services requires receiving additional frequency spectrum that the Ministry of Communications intends to allocate in the context of the tender (see Section 3.8.2.5).

Section 3.8.2 - Frequency usage rights

Section 3.8.2.5 - Tender for mobile radio telephony services over advanced bandwidths: on July 15, 2019, the Ministry of Communications published a tender for the allocation of additional frequencies, including 5G frequencies (“the Tender”). The main points of the Tender are, inter alia, as follows:

Proposed frequencies in the Tender in each frequency spectrum are:

●	700 MHz - bandwidth of 30 x2 MHz;

●	2.600 MHz - bandwidth of 60 x2 MHz;

●	3,500-3,800 MHz - bandwidth of 300 MHz;

Owners of existing networks will be able to compete in the Tender. Additionally, new players will be able to compete on 100 Mega (out of 300) in the 3,500 MHz range, provided that they meet the qualifying conditions. The winners from among the new players will receive special licenses for the provision of specialist 5G services but they will not be permitted to provide cellular services for the previous generations and will only be 5G operators.

The Tender will allow bidders to compete simultaneously on all frequency spectrum and submit combined offers. Among other things, the Tender includes provisions for network coverage and quality requirements that will be formalized as part an amendment to the cellular telephony licenses of the existing operators.

Pelephone is studying the details of the Tender and at this stage it and/or the Company is unable to estimate its impact.

Section 3.9.5 – Collective agreement

On November 13, 2019, Pelephone signed a renewal of the existing collective labor agreement with the General Federation of Labor (“Histadrut”) and the workers’ representatives which includes streamlining measures and synergy for the period from November 12, 2019, through June 30, 2022. Under the agreement, Pelephone will be able, inter alia, to terminate the employment of 210 permanent employees during the agreement period, some as part of a voluntary retirement plan. Additionally, according to its plan, it will terminate the employment of a further 190 non-tenured employees in addition to the non-recruitment of employees to replace those who have ended their employment. The agreement also includes granting a lump-sum bonus to employees who are not included in the severance plan. The total estimated cost is NIS 100 million and it will be paid over the agreement period, assuming full exercise of Pelephone’s rights to streamlining and fulfillment of the conditions for granting additional economic benefits to employees.

Section 3.9.5 - Announcement of a labor dispute

On this section and Section 1.8 concerning the announcement of a strike / stoppage - on September 21, 2019 the labor union of Pelephone began to impose a variety of sanctions that led to a partial shutdown of the operations of Pelephone. Subsequently, on September 25, 2019, in view of understandings reached by the parties through the mediation of the Chairman of the General Labor Federation (Histadrut) on principles relating to efficiency measures, the labor union of Pelephone announced a cessation of the sanctions. These principles will serve as the basis for formulating and signing a collective labor agreement in Pelephone.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 3.11.2 - Fair Credit Law

On the Fair Credit Law which applies to transactions that will be performed from September 2019 - the activity of Pelephone with respect to all aspects of the sale of handsets, devices and other equipment in installments, constitutes “credit transactions” to which the Consumer Protection Law applies. Accordingly, the Fair Credit law which applies to a “credit transaction” does not apply to these transactions, including in light of its purpose, provisions and credit transactions that were excluded from the Law after its enactment.

Section 3.15 – Material agreements

Section 3.15.3 - agreement between Pelephone and the Accountant General at the Ministry of Finance - in May 2019, the State chose to exercise its right, as conferred upon it in the 2016 agreement to provide cellular services to the Accountant General, and the agreement was extended through August 2022.

Section 3.16 – Legal proceedings

Section 3.16.1(E) - motion to certify a class action alleging that Pelephone acted in a manner that amounted to harassment of a large consumer public by making repeated telephone calls aimed at recruiting customers - on May 28, 2019 a judgment was issued dismissing the motion. In July 2019, the claimant filed an appeal on the judgment in the Supreme Court to certify the claim as a class action.

Section 3.16.1(N) - on a claim and motion for certification of a class action against Pelephone which alleges that Pelephone uses existing information in its possession regarding the location of its subscribers for its own business needs and sends them text messages pertaining to the sale of services relevant to their location - on July 8, 2019, the court authorized the applicants to abandon the motion for certification of the class action against Pelephone and it dismissed their personal claim against Pelephone.

In April 2019, a claim was filed in the Central District Court together with a motion for its certification as a class action against Pelephone and Bezeq International and against 6 other telecom companies (hereinafter together: “the Respondents”). The subject of the claim is the allegation that the Respondents neglect to inform their customers as necessary of the possible risks in use of the Internet and the option to subscribe to a free content filtering service, all this in contravention of the provisions of the Communications Law. Additionally, the Respondents provide a filtering service for websites and harmful content which, in their opinion, is inadequate. According to the petitioners, this represents, inter alia, a breach of the provisions of the Consumer Protection Law, breach of obligations under the Torts Ordinance, a breach of contract, and unjust enrichment. The overall loss assessment mentioned in the motion, for all the Respondents together as claimed, on the low side is tens of millions of shekels.

Section 3.19 – Discussion of Risk Factors

Section 3.19.3 – Risk factors for Pelephone

Impairment of Pelephone’s assets - in accordance with the accounting standards, Pelephone periodically tests for the impairment of assets regarding which there are indications of impairment.

Taking note of the business situation of Pelephone and the discrepancy, if there is any, between the carrying amount in the Pelephone’s accounts and its recoverable amount as a cash-generating unit, any decline in the value of the activity could lead to the recording of an impairment loss (write-off) in Pelephone’s books.

Additionally, a significant change in circumstances that leads to a change in estimates could occur due to a high-intensity isolated event and/or as the result of a sequence of small changes that occur over time, which have a significant cumulative effect in the long term and/or due to a change in estimates (even on a small scale) regarding the long term. Valuations rely on assumptions which are correct at the date of the report that might not materialize or could partially materialize and different perspectives affect, with varying intensity, the value of the activity, where assumptions for the long term have a relatively large weight compared with assumptions regarding the short term. These assumptions are sensitive to values in the representative year, to the discounting interest rate and the permanent growth rate.

On this matter, see also Note 5 to the Company’s financial statements for the period ended September 30, 2019 and Section 2.1 in the Directors Report.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

4.	Bezeq International – International communications, Internet and NEP services

Section 4.2 – Products and services

In July 2019, Bezeq International expanded the marketing of bundles that include content services of yes in addition to Sting TV, together with Internet access services and Bezeq International’s home phone line, and in addition DBS began to market the Internet access services of Bezeq International.

Section 4.8 – Human resources

On July 11, 2019, Bezeq International signed a collective agreement with the New General Federation of Labor (“Histadrut”) and the workers’ representatives which includes streamlining measures and synergy for the period from July 11, 2019 through December 31, 2021. According to Bezeq International’s plan and as per the agreement, Bezeq International will be able, inter alia, to cut back the employment of up to 325 workers (of which 150 are permanent employees, some as part of a voluntary retirement plan) in addition to the possibility of not recruiting new employees instead of those who terminate their employment. The agreement also includes granting a lump-sum bonus to employees who are not included in the retirement plan. The estimated cost of the agreement is about NIS 60 million, assuming that all the rights of Bezeq International are exercised for the streamlining measures and that conditions for granting additional economic benefits to employees are satisfied.

Section 4.11.5 – Key regulatory developments

In June 2019 Bezeq International contacted the Ministry of Communications concerning the update of its engineering program to include the deployment of fiber optics, and on August 27, 2019, Bezeq International submitted to the Ministry of Communications a service file on the matter. On October 24, 2019, the Director General of the Ministry of Communications informed Bezeq International that at this time, the request to approve the service portfolio is denied. Among other reasons given, this is because it is an extraordinary request pertaining to Bezeq International’s entry to a new area of activity which has implications for the entire Bezeq Group and for issues relating to the deployment of optical fibers by Bezeq Group, and that such a move requires a broad review of the implications and integration of the service in the Ministry’s regulatory approach.

Section 4.12 – Legal proceedings

Subsection A - On a class action from November 2011 concerning broadband speed, on July 9, 2019 a judgment was given accepting the class action and obligating Bezeq International to pay compensation to its private internet customers, in the total amount of NIS 9 million.

Subsection D - On a motion to certify a class action concerning the tariff for outgoing international calls - on July 4, 2019, a ruling was given denying the motion.

On July 25, 2019, a ruling of the Tel Aviv-Jaffa District Court was received certifying a motion for a class action against Bezeq International. The subject of the action is the allegation that excessive amounts were collected from its Internet service customers. The court ruled that the definition of the group will be any Bezeq International customer that entered into agreement with it for a fixed period and that after the fixed period, Bezeq International collected from the customer a higher price for the services provided to it under the agreement, without receipt of prior, written notice in accordance with the Consumer Protection Law, and without having given Bezeq International their agreement to receive notices and updates by email, in the seven years preceding the motion for certification and until today. The grounds for the claim for which the motion was certified are breach of a statutory duty and unjust enrichment. Bezeq International is studying the ruling and it will respond at the times stipulated by law.

On a new motion to certify a class action that was filed against Bezeq International and Pelephone on the subject of content filtering services, see the update to Section 3.16. Notably, in 2015, a motion to certify a class action against Bezeq International was filed on similar grounds, which was certified as a class action in 2018 (described in Section 4.12(C) in the Description of Company Operations in the Company’s Periodic Report for 2018).

Section 4.14 – Discussion of Risk Factors

Impairment of assets of Bezeq International

In accordance with the accounting standards, Bezeq International periodically tests for the impairment of assets regarding which there are indications of impairment.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Taking note of the business situation of Bezeq International and the discrepancy, if there is any, between the carrying amount in the Bezeq International’s accounts and its recoverable amount as a cash-generating unit, any decline in the value of the activity could lead to the recording of an impairment loss (write-off) in Bezeq International’s books.

Additionally, a significant change in circumstances that leads to a change in estimates could occur due to a high-intensity isolated event and/or as the result of a sequence of small changes that occur over time, which have a significant cumulative effect in the long term and/or due to a change in estimates (even on a small scale) regarding the long term. Valuations rely on assumptions which are correct at the date of the report that might not materialize or could partially materialize and different perspectives affect, with varying intensity, the value of the activity, where assumptions for the long term have a relatively large weight compared with assumptions regarding the short term. These assumptions are sensitive to values in the representative year, to the discounting interest rate and the permanent growth rate.

On this matter, see also Note 5 to the Company’s financial statements for the period ended September 30, 2019 and Section 2.2 in the Directors Report.

5.	Multi-channel television - DBS Satellite Services (1998) Ltd. (“DBS”)

Section 5.2 – Products and services

In July 2019, DBS began to market bundles that include its content services (satellite television services or Sting TV), together with Internet access services and Bezeq International’s home phone line.

On the launching of the yes+ service, see the update to Section 5.18.4.

Section 5.8.5 - Operating and encryption systems

In June 2019, an assignment agreement was signed between DBS, Cisco and Synamedia in which Cisco’s rights and liabilities under the agreement with DBS were transferred to Synamedia, and at the same time it was agreed that several past disputes that had emerged between DBS and Cisco will be settled between them separately.

Section 5.11 – Human resources

In Q2 2019, DBS began to implement the collective arrangement in connection with the streamlining and synergy processes. At November 17, 2019, the number of DBS employees was 1,307, a decrease of 15% compared with the number of employees at December 31, 2018.

On November 17, 2019, DBS signed an extension of its collective agreement with the New National Federation of Workers and the DBS labor union, with some changes, until December 31, 2021.

Section 5.13 - Financing

In November 2019, the Company approved a credit facility or investment in the capital of DBS in the total amount of up to NIS 250 million, for a period of 15 months, from October 1, 2019 This approval is instead of similar approval given in August 2019 (and not in addition to it).

Section 5.16.1 – Material agreements - Space segment leasing agreement

In October 2019, Spacecom reported a malfunction in the reserve attitude indicator (artificial horizon) in the Amos 3 satellite, preventing its use should the need arise, and that it is currently working together with the satellite manufacturer (Israel Aerospace Industries) to prepare an outline plan for testing the device as well as a plan to deal with the malfunction. Spacecom also announced that since it was launched, the satellite has been using the main attitude indicator without any problems and that it continues to provide complete and fully functioning service. If the main attitude indicator should stop working and the fault in the reserve attitude indicator is not repaired, the satellite will be unable to continue broadcasting (for information about backup arrangements in the event of unavailability, see this section above and Section 5.19.3.3 in the Periodic Report for 2018).

Concerning the present option that DBS has to inform Spacecom of the termination of the agreement - see Note 11 to the Company’s financial statements as at September 30, 2019.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2018

Section 5.17.1 - Pending legal proceedings

Subsection A - motion to certify a class action concerning electricity consumption by broadcasting equipment that belongs to DBS on apartment buildings - in June 2019, a ruling was received approving the compromise agreement that the parties submitted to the court at a cost of NIS 4 million to DBS. The compromise settlement also stipulates that DBS will take action to inform the apartment buildings with respect to bearing the cost of the communal electricity and will allow them to ask to disconnect the reception equipment from the communal electricity.

Subsection B - motion to certify a class action regarding advertisements allegedly sent by DBS to its customers - in June 2019, the court approved filing the action as a class action, solely on the grounds of a breach of the provisions of Section 30A of the Communications Law (“the Certification Decision”). The motion was approved with respect to non-financial loss only, while the applicants’ arguments concerning financial loss were dismissed. Furthermore, the court ruled that the group will be defined as anyone who was a DBS customer from December 1, 2008 and up to the date of this ruling who received such advertisements, and had not given DBS their consent in advance to receive the advertisements. In July 2019, DBS filed a motion for permission to appeal the Certification Decision, together with a motion to stay its implementation, in the Supreme Court. In August 2019, the Supreme Court ruled a stay of implementation of the Certification Decision until a decision is made on the right to appeal. Similarly, in October 2019 the petitioners filed their appeal on the Certification Decision.

Subsection D - motion to certify a class action which includes a claim that fixed-period transactions were renewed automatically while charging customers unilaterally and without their consent - in April 2019, a judgment was handed down in which the court approved the compromise settlement.

Subsection F - on an update relating to the investigation by Israel Police and the Securities Authority, see the update to Section 1.1.5.

Subsection G, H and J (Pending legal proceedings in view of the investigation by the ISA and Israel Police) - see the update to Section 2.18.1, subsection H, I and M.

Subsection I - on a motion to certify a class action which was filed in the USA - see the update to Section 2.18 J.

Section 5.18.4 - Goals and strategy

In October 2019, DBS announced the launching of yes+ - an additional Internet-based television service which includes linear television channels, as well as VOD content and an advanced technology interface, which started as a customer trial and will then be expanded to a general service. Initially, customers will be able to utilize the service using Apple streaming devices and subsequently subscribers to the Android operating system and smart TVs will also be able access the service. The service will be provided as a stand-alone option or in parallel with the use of satellite STBs. The service includes a much broader range of content than that offered by Sting TV (on the Sting TV service, see Section 5.2.2 in the Periodic Report for 2018).

November 17, 2019
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board of Directors

Dudu Mizrahi, CEO